FILED BY BITFARMS LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: STRONGHOLD DIGITAL MINING, INC.

COMMISSION FILE NO. 001-40931

FINAL BITF-SDIG E-mail from Ben Gagnon

Subject: Bitfarms fera l’acquisition de « Stronghold Digital Mining » / Bitfarms to Acquire Stronghold Digital Mining / Bitfarms adquirirá Stronghold Digital Mining

Chers collègues,

Je suis heureux de partager une nouvelle réjouissante avec vous. Ce matin, nous avons annoncé une entente pour l’acquisition de « Stronghold Digital Mining ». Cette transaction s’inscrit dans notre stratégie de diversification de l’accès à l’énergie et renforce considérablement notre présence aux États-Unis.

Comme Bitfarms, Stronghold est une société d’exploitation de minage d’actifs de crypto verticalement intégrée, qui se concentre sur le minage de bitcoins. Stronghold possède plus de 750 acres (environ 303 hectares) de terrains et deux centrales électriques marchandes, les installations « Scrubgrass » et « Panther Creek » en Pennsylvanie, qui ensemble ont une capacité de production d’électricité de plus de 165 MW. Pour mettre le tout en perspective, l’empreinte de Stronghold permet d’accéder aux précieuses zones stratégiques d’interconnexion Pennsylvanie-New Jersey-Maryland (PJM), le plus grand marché de gros de l’électricité aux États-Unis, et la capacité d’importer immédiatement 142 MW d’électricité de cette source.

Alors que nous continuons à prendre des mesures pour étendre et diversifier nos activités au-delà de l’exploitation du minage de bitcoins, dans de nouveaux domaines synergiques tels que la production d’énergie, le commerce de l’énergie, le recyclage de la chaleur et d’autres flux de revenus de grande valeur comme le HPC/IA, l’acquisition de Stronghold est une étape importante vers la réalisation de nos objectifs. Non seulement cette transaction diversifie notre accès à l’électricité, mais elle renforce aussi considérablement notre présence aux États-Unis.  En entrant dans la région PJM, nous espérons profiter d’une énergie flexible et à prix compétitif, qui peut être utilisée pour le minage de bitcoins, le commerce de l’énergie et le HPC/IA. Combinée à la mise à niveau transformatrice de notre flotte, l’acquisition de Stronghold solidifie notre positionnement concurrentiel et positionne Bitfarms pour une croissance durable.

L’acquisition de Stronghold permettra également à Bitfarms d’étendre son leadership unique dans le secteur, avec de nombreux avantages environnementaux. Grâce à un processus hautement spécialisé en coordination avec le Département de la protection de l’environnement de la Pennsylvanie, les opérations de Stronghold permettent d’éliminer les déchets de minage et de les convertir en électricité dans leurs deux installations de récupération et de production de l’électricité.  Stronghold a déjà récupéré et restitué plus de 1 050 acres (environ 425 hectares) de déchets industriels séculaires pour les transformer en électricité et en cendres à usage bénéfique, qui sont notamment utilisées comme engrais agricole entre autres utilisations.

Je tiens à souligner que cela n’a aucune incidence sur vous ou sur votre travail.  Jusqu’à la clôture de la transaction, que nous prévoyons pour le premier trimestre de 2025, sous réserve de l’approbation des actionnaires de Stronghold, et d’autres conditions de clôture habituelles, nous fonctionnons normalement et Bitfarms et Stronghold demeurent des sociétés distinctes et indépendantes.

Nous partagerons plus de détails sur l’acquisition de Stronghold lors de notre prochaine assemblée prévue pour la semaine prochaine, soit le 28 août 2024.  Il nous fera plaisir de répondre à toutes les questions que vous pourriez avoir lors de la séance de « Questions-Réponses ».

Il est probable que cette annonce suscite un intérêt accru envers Bitfarms. Comme toujours, il est important que nous parlions d’une seule voix. Si vous recevez des demandes de renseignements de la part des médias, des investisseurs ou des analystes, veuillez les transmettre à Tracy Krumme à tkrumme@bitfarms.com.

Nous sommes en bonne voie pour atteindre notre objectif de 950 MW d’ici la fin de 2025, et je n’ai jamais été aussi optimiste et enthousiaste quant à notre avenir!

Sincèrement,

Ben Gagnon

Chef de la direction

**************************

Dear Colleagues,

I’m pleased to share some exciting news with you. This morning, we announced an agreement to acquire Stronghold Digital Mining. This transaction is consistent with our strategy to diversify our access to power and significantly strengthens our US presence.

Like Bitfarms, Stronghold is a vertically integrated crypto asset mining company focused on mining Bitcoin. Stronghold owns over 750 acres of land and two merchant power plants, the Scrubgrass and Panther Creek Facilities in Pennsylvania, which together have more than 165 MW of nameplate generated power capacity. To put this into perspective, Stronghold’s footprint provides access to the strategically valuable Pennsylvania-New Jersey-Maryland (PJM) Interconnection grid, the largest wholesale electricity market in the US, and the ability to immediately import 142 MW of power from this source.

As we continue to take steps to expand and diversify the business beyond Bitcoin mining into synergistic new areas like energy generation, energy trading, heat recycling and other high value revenue streams like HPC/AI, acquiring Stronghold is an important step toward our goals. Not only does this transaction diversify our access to power, but it also significantly strengthens our US presence. By entering the PJM region, we expect to leverage competitively priced and flexible power that can be used for Bitcoin mining, energy trading and HPC/AI. Combined with our transformative fleet upgrade, acquiring Stronghold solidifies our competitive positioning and positions Bitfarms for sustainable growth.

The acquisition of Stronghold will also extend Bitfarms industry leadership with numerous environmental benefits. Through a highly specialized process in coordination with the Pennsylvania Department of Environmental Protection, Stronghold’s operations remove mining waste and convert the waste into power at their two reclamation and power generation facilities.  Stronghold has already reclaimed and returned over 1,050 acres of once-blighted land to local communities and have remediated hundreds of thousands of centuries-old industrial waste into electricity and beneficial use ash which is used as an agricultural fertilizer among other things.

I want to emphasize that this has no effect on you or your work. Until the transaction closes, which we expect to occur in Q1 2025, subject to approval by Stronghold’s shareholders, and other customary closing conditions, we are operating as normal and Bitfarms and Stronghold remain separate independent companies.

We will be sharing more details about the Stronghold acquisition at the Townhall which is scheduled for next week, on August 28th, 2024.  We will be pleased to answer any questions that you may have during the Q&A session.

It’s likely this announcement will lead to increased interest in Bitfarms. As always, it is important we speak with one voice. If you receive inquiries from the media, investors or analysts, please forward them to Tracy Krumme at tkrumme@bitfarms.com.

We are on track to deliver our previously provided guidance of 950 MW by year end 2025, and I have genuinely never been more optimistic or excited about our future!

Sincerely,

Ben Gagnon

Chief Executive Officer

***************************

Estimados colegas,

Tengo el gusto de compartir con ustedes una muy buena noticia. Esta mañana, hemos anunciado un acuerdo para la adquisición de Stronghold Digital Mining. Esta transacción es consistente con nuestra estrategia de diversificar nuestro acceso a la energía y refuerza significativamente la presencia de Bitfarms en los Estados Unidos.

Al igual que Bitfarms, Stronghold es una empresa de minería de criptoactivos integrada verticalmente y centrada en la minería de Bitcoin. Stronghold posee más de 750 acres de terreno (aproximadamente 303 hectáreas) y dos plantas de generación eléctrica, conocidas como Scrubgrass y Panther Creek, ubicadas en el estado de Pensilvania. Estas plantas tienen en su conjunto más de 165 MW de capacidad nominal de generación de energía. Para poner esto en perspectiva, Stronghold proporciona un acceso a la red de interconexión de Pennsylvania-New Jersey-Maryland (conocida como PJM), que es de gran valor estratégico por ser el mercado de electricidad mayorista más importante de Estados Unidos, brindando la posibilidad de importar y utilizar inmediatamente 142 MW de energía de dicha fuente.

A medida que avanzamos con la expansión y diversificación de nuestras actividades de minado de Bitcoin hacia nuevas áreas sinérgicas, como la generación de energía, la comercialización de la misma, el aprovechamiento del calor y otras fuentes de ingresos de alto valor como la explotación de centros de cómputo de alto rendimiento y de inteligencia artificial (HPC/AI); la adquisición de Stronghold representa un hito importante para el alcance de nuestros objetivos. Esta transacción no sólo diversifica nuestro acceso a la energía, sino que también incrementa significativamente nuestra presencia en los Estados Unidos. Al ingresar en la región de “PJM”, esperamos aprovechar una provisión de energía flexible a precios competitivos, que puede ser utilizada para el minado de Bitcoin, la comercialización de energía y HPC/AI.  Adicionalmente al proyecto de renovación de nuestra flota de mineros, la adquisición de Stronghold consolida nuestra posición competitiva y posiciona a Bitfarms para un crecimiento sostenible. La adquisición de Stronghold también permitirá a Bitfarms consolidar su liderazgo en la industria con diversos beneficios medioambientales. Mediante un proceso altamente especializado, llevado adelante en coordinación con el Departamento de Protección del medio ambiente del estado de Pensilvania, las operaciones de Stronghold eliminan residuos de minería tradicional convirtiéndolos en energía en sus dos plantas de generación eléctrica. Stronghold ya ha recuperado y devuelto a las comunidades locales más de 1.050 acres (aproximadamente 425 hectáreas) de tierras anteriormente contaminadas y ha transformado residuos industriales en electricidad y cenizas que pueden ser utilizadas, entre otras cosas, como fertilizante agrícola. Quisiera hacer énfasis en que esta transacción no los afectará a ustedes o a su trabajo. Hasta el cierre de la transacción, que esperamos se concrete en el primer trimestre de 2025, y que depende de la aprobación de los accionistas de Stronghold, y de otras condiciones habituales en este tipo de transacciones, seguiremos operando con normalidad, y Bitfarms y Stronghold seguirán siendo empresas separadas e independientes.

Compartiremos más detalles sobre la adquisición de Stronghold en el Townhall previsto para la semana que viene, el 28 de agosto de 2024.  Estaremos a su disposición para responder a cualquier pregunta que pueda surgir durante la sesión de preguntas y respuestas.

Es probable que este anuncio genere un mayor interés en Bitfarms. Como es habitual, es importante que mantengamos un mensaje unificado. En caso de recibir preguntas provenientes de los medios de comunicación, inversores o analistas, por favor reenviarlas a Tracy Krumme a tkrumme@bitfarms.com.

Estamos en vías de cumplir nuestras estimaciones de 950 MW para fines de 2025, y sinceramente nunca he sido tan optimista ni he estado tan ilusionado acerca de nuestro futuro.

Cordialmente,

Ben Gagnon

Chief Executive Officer

Forward-Looking Statements

This communication contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this communication and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this communication regarding receipt of the approval of the shareholders of Stronghold Digital Mining, Inc. (“Stronghold”) for the proposed acquisition (the “Transaction”) by Bitfarms Ltd. (“Bitfarms” or the “Company”) as well as all other applicable regulatory approvals, closing of the Transaction on a timely basis and on the terms as announced, the benefits of the Transaction, the ability to gain access to additional electrical power and grow the hashrate of the Stronghold business, performance of the plants and equipment upgrades and the impact on operating capacity including the target hashrate to take the Stronghold business to 10 EH/s in 2025, to increase the Bitfarms energy portfolio to 950 MW by year-end 2025 and multi-year expansion capacity up to 1.6 GW, the opportunities to leverage Bitfarms’ proven expertise to successfully enhance energy efficiency and hashrate, reclamation and environmental benefits in general, the synergies of the combined business, carbon capture potential, hashrate growth in general, energy efficiency and cost savings in general, and the benefits of the growth strategy including to merge HPC / AI with Bitcoin mining operations and other statements regarding future plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: receipt of the approval of the shareholders of Stronghold and the Toronto Stock Exchange for the Transaction as well as other applicable regulatory approvals; that the Transaction may not close within the timeframe anticipated or at all or may not close on the terms and conditions currently anticipated by the Company for a number of reasons including, without limitation, as a result of a failure to satisfy the conditions to closing of the Transaction; the inability of the Company to operate the plants as anticipated following consummation of the Transaction; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; potential environmental cost and regulatory penalties due to the operation of the Stronghold plants which entail environmental risk and certain additional risk factors particular to the business of Stronghold including, land reclamation requirements may be burdensome and expensive, changes in tax credits related to coal refuse power generation could have a material adverse effect on the business, financial condition, results of operations and future development efforts, competition in power markets may have a material adverse effect on the results of operations, cash flows and the market value of the assets, the business is subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements, the operations are subject to a number of risks arising out of the threat of climate change, and environmental laws, energy transitions policies and initiatives and regulations relating to emissions and coal residue management, which could result in increased operating and capital costs and reduce the extent of business activities, operation of power generation facilities involves significant risks and hazards customary to the power industry that could have a material adverse effect on our revenues and results of operations, and there may not have adequate insurance to cover these risks and hazards, employees, contractors, customers and the general public may be exposed to a risk of injury due to the nature of the operations, limited experience with carbon capture programs and initiatives and dependence on third-parties, including consultants, contractors and suppliers to develop and advance carbon capture programs and initiatives, and failure to properly manage these relationships, or the failure of these consultants, contractors and suppliers to perform as expected, could have a material adverse effect on the business, prospects or operations; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power to operate cryptocurrency mining assets; the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings, including the Company’s ability to utilize an at-the-market offering program (the “ATM Program”) and the prices at which securities may be sold in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; volatile securities markets impacting security pricing unrelated to operating performance; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024 and the MD&A for the three and six months ended June 30, 2024 filed on August 8, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Additional Information about the Merger and Where to Find It

This communication relates to a proposed merger between Stronghold and Bitfarms. In connection with the proposed merger, Bitfarms intends to file with the SEC a registration statement on Form F-4, which will include a proxy statement of Stronghold that also constitutes a prospectus of Bitfarms. After the registration statement is declared effective, Stronghold will mail the proxy statement/prospectus to its shareholders. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other relevant documents Bitfarms and Stronghold has filed or will file with the SEC. Investors are urged to read the proxy statement/prospectus (including all amendments and supplements thereto) and other relevant documents filed with the SEC carefully and in their entirety if and when they become available because they will contain important information about the proposed merger and related matters.

Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Bitfarms and Stronghold with the SEC, when they become available, through the website maintained by the SEC at www sec.gov. Copies of the documents may also be obtained for free from Bitfarms by contacting Bitfarms’ Investor Relations Department at investors@bitfarms.com and from Stronghold by contacting Stronghold’s Investor Relations Department at SDIG@gateway-grp.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation Relating to the Merger

Bitfarms, Stronghold, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies from Stronghold’s shareholders in respect of the proposed merger. Information regarding Bitfarms’ directors and executive officers can be found in Bitfarms’ annual information form for the year ended December 31, 2023, filed on March 7, 2024, as well as its other filings with the SEC. Information regarding Stronghold’s directors and executive officers can be found in Stronghold’s proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on April 29, 2024, and supplemented on June 7, 2024, and in its Form 10-K for the year ended December 31, 2023, filed with the SEC on March 8, 2024. This communication may be deemed to be solicitation material in respect of the proposed merger. Additional information regarding the interests of such potential participants, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC’s website and from Bitfarms and Stronghold using the sources indicated above.